OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

Mycroft AI Inc.

300 E 39th Street
Suite 4I
Kansas City, MO 64111

www.mycroft.ai



MYCROFT AI

6370 shares of Non-Voting Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 681,528* shares of Non-Voting Common Stock ($1,069,998.96)

Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 6,370 shares of Non-Voting Common Stock ($10,000.90)

Company	Mycroft AI Inc.
Corporate Address	300 E 39th Street Kansas City, MO 64111
Description of Business	Mycroft AI provides an open alternative to Apple's Siri and Amazon Alexa. Voice is poised to be the next shift in human-machine interaction and Mycroft is positioned to be the voice platform of choice globally. Incumbent competitors like Apple, Google, and Amazon seem indestructible but historically, open alternatives become industry standards over closed ecosystems. This can be seen in embedded computing and servers (Linux), relational databases (MySQL), web content management (WordPress) and mobile operating systems (Android). Being the open alternative, Mycroft is available to both individual innovators who need a platform on which to build, and large enterprises that care about data privacy and vendor lock.
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$1.57
Minimum Investment Amount (per investor)	$251.20

The 10% Bonus for StartEngine Shareholders

Mycroft AI Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Common Stock at $1.57 / share, you will receive 10 Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $1.57.   Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

Mycroft AI was incorporated on 12/29/2016. Mycroft AI provides an open alternative to Apple's Siri and Amazon Alexa. Voice is poised to be the next shift in human-machine interaction and Mycroft is positioned to be the voice platform of choice globally. Incumbent competitors like Apple, Google, and Amazon seem indestructible but historically, open alternatives become industry standards over closed ecosystems. This can be seen in embedded computing and servers (Linux), relational databases (MySQL), web content management (WordPress) and mobile operating systems (Android). Being the open alternative, Mycroft is available to both individual innovators who need a platform on which to build, and large enterprises that care about data privacy and vendor lock.

Sales, Supply Chain, & Customer Base

The company sells a device with a healthy markup and distributes it first through the company website, then through retail partners. 3% of our users choose to pay $1.99/mo when they pair their device or installation with the Mycroft back-end application. They get premium voices and ad-free media streams in exchange. As Mycroft is embedded in operating systems, devices and mobile technologies there will be opportunities for users to purchase goods and services using the voice platform. The company plans to take a small fee for each transaction conducted using the platform.

Competition

Mycroft's key competitive advantage is our open approach. By keeping both our software and our hardware open, Mycroft is positioning as the open alternative to proprietary and secretive market leaders in the AI and connected home spaces, including Amazon Echo and Apple's Siri – much the same as Android found success by positioning itself as the open alternative to the iPhone in the smartphone space.

Liabilities and Litigation

None.

Related Entity

Brass Cannon, LLC is a limited liability company formed under the laws of the State of Nevada on May 16, 2018 for the purpose of exploring new technologies related to privacy and user agency. The Manager is Joshua Montgomery, who currently serves as Chief Executive Officer of Mycroft AI, Inc. ("Mycroft AI"). Mycroft AI is the sole owner of the Company; however, Mr. Montgomery has exclusive control over the business of the Company. Mycroft AI created the Company to manage the funding and development of the "Mykrosystem," a blockchain network. Mycroft AI hopes to make use of the Mykrosystem to facilitate use by consumers and developers of its open-source voice assistant hardware and software products. However, the possibilities for the Mykrosystem are nearly infinite: as a decentralized, open-source technology, the benefits of the Mykrosystem can spread to all types of API-based products and applications, and far beyond. Currently, no development of this technology is underway.

The team

Officers and directors

Joshua Montgomery	CEO & Director
Nate Tomasi	COO
Derick Schweppe	Chief Design Officer
Steve Penrod	CTO
Kristie Adair	CFO & Director of Marketing

Joshua Montgomery
One of the few entrepreneurs in the United States to build a gigabit fiber network from scratch, Joshua brings more than 15 years of entrepreneurial experience to the Mycroft project. Joshua's previous project, Wicked Broadband, has been featured in Wired, ArsTechnica, and Forbes. He is a firm supporter of the open source movement and committed to an open future for AI. 2015 - Present - Mycroft AI Inc. Full Time 2018 - Present - Brass Cannon LLC Manager 2009 - Present - Captain (Reserve), United States Air Force 2006 - Present - Co-Owner, Wicked Broadband, Gigabit fiber-to-the-home ISP.

Nate Tomasi
Nate is a COO with experience leading two successful startups. He worked with Steve

Penrod at Rhythm Engineering for three years before joining Captify Health which was then acquired by Continuum Health. Nate brings strong organizational and leadership skills to the Mycroft team where he is responsible for operations. 2017 - Present, Mycroft AI Inc. 2015 - 2017, Director of Operations, Captify Health, Medical Technology 2010 - 2015, VP Operations, Rythm Engineering, Traffic Engineering

Derick Schweppe
Derick is a former industrial design instructor at the University of Kansas where he shared his passion for design with talented students. Derick's portfolio is filled with projects that help people develop emotional connections to the products they use every day. His artistic talents are responsible for giving Mycroft both form and functionality. 2015 - Present, Mycroft AI Inc. 2009 - 2017, Design Lecturer, The University of Kansas School of Design

Steve Penrod
Steve brings over 20 years of product development experience to the Mycroft team. At Autodesk he developed CAD and GIS systems and explored touch and voice interfaces in their early days. At GNS Healthcare he built research tools to fight cancer and heart disease. Most recently he led Rhythm Engineering's development, convincing the traffic industry that real-time traffic optimization is possible, effective and safe. He wants to continue using his talents to build technology that makes a better world. 2016 - Present - Mycroft AI Inc. 2014 - 2016 - Owner, Penrod Development Group, Voice Assistant R&D

Kristie Adair
As an entrepreneur with over 10 years experience Kris has the ability to work in many situations. Kris has a strong social media presence and is responsible for leading Mycroft's marketing effort. She serves as the executive director of the Lawrence Center for Entrepreneurship where she helps entrepreneurs succeed by providing a makerspace, co-working environment and data center. 2016 - Present - Mycroft AI Inc. 2013 - 2017 - Member, USD497 School Board 2006 - Present - Co-Owner, Wicked Broadband, Gigabit fiber-to-the-home ISP.

Number of Employees: 16

Related party transactions

Mycroft AI Inc may or may not be compensated by Brass Cannon LLC, a wholly owned subsidiary, in the future. If funding is met at the max participation, then B.C. will purchase the intellectual property associated with the Mykrosystem project, including software code, trademarks, trade secrets, plans, renderings, and other assets necessary to take over the Mykrosystem project from Mycroft AI, for the sum of $3,250,000, plus a commitment of 22% of the genesis block of MYKE when it is mined. Following this purchase, it is anticipated that Mycroft AI will contract with the Company to provide software development, blockchain consulting, and other technical services to the Company as it develops the Mykrosystem. The Company will pay reasonable fees for these services to Mycroft AI from the proceeds of this Offering and successive rounds of funding. These fees will compensate Mycroft AI for the staffing, office, and other business costs incident to the development of the Mykrosystem. In addition, to cover the many ongoing contributions of Mycroft AI to the Company which are incapable of accurate calculation, the Company will pay Mycroft AI a Hosting Fee of $10,000 per month for the ongoing maintenance and upkeep of the Mykrosystem and the Company's in-house IT infrastructure. The Company will pay for, or reimburse the Manager or Mycroft AI for, all actually incurred out-of- pocket expenses directly attributable to the Company's business. Such expenses may include, but are not limited to banking fees, accounting and bookkeeping fees, legal fees, and debt service expenses and related costs, if any. Mycroft AI receives no other fees or compensation from the Company except as described in this Article.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **The product is still in development with a release of BETA in February 2018.** We are currently in the research and development and manufacturing phases for the customer-ready prototype of our product. The Mark I has been already developed and manufactured, but geared towards a more technical crowd rather than the consumer. Delays or cost overruns in the development of our product and failure of the product to meet our technical requirements may be caused by, among other things, unanticipated technological challenges, difficulties in manufacturing, changes to the design, and regulatory hurdles. Any of these events could adversely affect our operating performance and results of operations.
- **This is a startup company with a limited history.** The company has a limited history with few enterprise clients and limited revenue resulting from them. If you are investing in this Company it is because you think the product is a good idea and that the Company will be able to secure all the necessary intellectual property rights to develop the product. You further believe that the Company will be able to successfully manufacture, market, and sell the product(s). We have sold about 5000 units and we plan to mass market the product once it is ready for production testing. Further, we have never turned a profit and there is no assurance that we will ever be profitable.
- **Even if we raise the maximum sought in this offering, we may need to raise more funds in the future in order to be able to start manufacturing operations.** The company may not sell enough Non-Voting Common Stock in this offering to meet its operating needs and fulfill its plans. Even if we sell all the common stock we are offering, the company may need to raise more funds in the future, and if we cannot get them, we may not be able to continue. Even if we do have a successful offering in the future, the terms of that offering may result in your investment in the company being worth less, because later investors might get different terms.
- **Company's business projections are only estimates.** Any projection or forward looking statements regarding Company's anticipated financial performance are hypothetical and are based on Company's best estimate of the probable results of

our operation. These projections will be based on assumptions which Company believes are reasonable. Actual results will likely vary from such projections and any projected results cannot be guaranteed. Company will only succeed (and you will only make money) if there is sufficient demand for this product, people believe it is a valuable product, and Company has priced its product at a level that allows Company to make a profit and still attract future consumers.

- **Limited Transferability of stock offered.** Each investor agrees that it will acquire the company's Non-Voting Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion, or other disposition of the company's common stock. No public market exists for the company's Non-Voting Common Stock and no market is currently expected to develop.

- **Potential Market Competition** We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

- **No Voting Rights** The offering is for shares of Non-Voting Common stock that has no voting rights. Investors should be aware that while they are receiving equity in exchange for their investment, the shares offered do not grant the holder any voting rights in the company or the right to influence business decisions.

- **Patents** Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our future patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace.

- **Potential Technology Failures** Interruptions or performance problems associated with our software solutions, platforms and technology may adversely affect our business and operating results.

- **New Technology Roadmaps** When investigating new technologies to implement your software, there are often times that the said technologies are not mature as they need to be for full functionality.

- **Security Regulations** Congress and the SEC enact regulations to give companies guidelines on what is compliant and what is not. Mycroft AI Inc consistently looks to our legal team and the SEC for guidance around existing regulations, and in places where there is no clear regulation.

- **Subsidiary Reliance of Mycroft AI and Key Personnel** Mycroft's wholly owned subsidiary, Brass Cannon LLC, is dependent to a substantial degree on the services and expertise of Mycroft AI, and its key personnel and advisors.

- **Subsidiary Business in New and Undefined Space** Mycroft's wholly owned subsidiary, Brass Cannon LLC, is operating in a space with undefined and/or developing implications regarding regulation, taxation, and securities law. The business of the subsidiary itself is subject to the same risks as any new venture. The space in which the subsidiary is operating is nascent, with unknown technological, social, legal, and moral implications. The current operations in the space have displayed volatility and the subsidiary may require additional funding.
- **Subsidiary Brass Cannon LLC's securities offering may constitute the issuance of a "security" under the U.S. federal securities laws.** An additional 506 (c) Reg D offering is currently being started for Brass Cannon LLC, a wholly-owned subsidiary of Mycroft AI Inc. The offering is an "Agreement for Future Myke" which outlines a distribution of an amount of a blockchain utility token to the security purchaser. This offering must reach a minimum of $1,000,000 and has a cap of $10,000,000. Operations for Brass Cannon LLC take place primarily on https://myke.ai/ As digital assets have grown in popularity and in market size, the Federal Reserve Board, U.S. Congress, the SEC, the CFTC and certain other U.S. agencies have begun to examine the nature of digital assets and the markets on which they are traded. However, there are many significant regulatory authorities that have yet to address the regulation of digital assets. On July 25, 2017, the SEC released an investigative report, concluding publicly for the first time that a digital asset—tokens offered and sold by the DAO, a smart contract structured as a digital investment fund—were "securities" within the meaning of the Securities Act. The SEC's announcement, and the related report, may be found here: https://www.sec.gov/news/press-release/2017-131 If the Subsidiary's concurrent Offering or the Subsidiary's proposed issuance of Tokens in an Initial Coin Offering are found to be in violation of securities or other laws, we could be subject to fines, disgorgement of profits and other penalties.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joshua Montgomery & Kristie Adair, 83.4% ownership, Voting Common Stock

Classes of securities

- Non-Voting Common Stock (5,512,381 Authorized): 458,728

  Currently, there are 458,728 shares of Non-Voting Stock issued along with employee stock options that may vest into 4,640,706 shares of Non-Voting Common Stock.

  ### Voting Rights

  The Non-Voting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the

Delaware General Corporation Law or any similar provision hereafter enacted.

Dividend Rights

The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends. Subject to preferences that may be granted to any then outstanding Common Stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed pro rate among the holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Non-Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares or any additional classes of preferred stock that we may designate in the future.

- Voting Common Stock (7,379,048 Authorized): 7,208,047

Currently, there are 7,208,041 shares of Voting Common Stock issued along with Stock Warrants that entitle holders to purchase, in the aggregate, 397,959 shares of Voting Common Stock.

Voting Rights

The holders of shares of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings.)

Dividend Rights

The Company has never paid a dividend and does not intend to pay dividends in the foreseeable future, which means that shareholders may not receive any return on their investment from dividends.Subject to preferences that may be granted to any then outstanding Common Stock, holders of shares of Common Stock are entitled to receive ratably such dividends as may be declared by the

Board out of funds legally available therefore as well as any distribution to the shareholders. The payment of dividends on the Common Stock will be a business decision to be made by the Board from time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the Common Stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Rights to Receive Liquidation Distributions

In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed pro rate among the holders of Common Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the company's Voting Common Shares are subject to and may be adversely affected by, the rights of the holders of shares of any series of our Voting Common Shares or any additional classes of preferred stock that we may designate in the future.

- Convertible Promissory Note (Mycroft Series Seed) (Convertible Debt): 140,000

Convertible Notes from the Mycroft Series Seed may convert to Non-Voting Common Stock. The aggregate outstanding dollar amount for this Convertible Promissory Note is $140,000.

Interest Rate

The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion upon a Qualified Financing.

In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) 90% of the price paid per share for Equity Securities by the Investors in the Qualified Financing and (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in such Qualified Financing. At the option of the Majority Holders, the Holder will receive all of the benefits afforded to other Investors acquiring the same number of Equity Securities in the Qualified Financing.

Maturity Date Conversion.

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Majority Holders made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note shall be converted into shares of the Company's common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Sale of the Company.

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other debt being converted or deemed to be converted in connection with such Sale of the Company).

- Convertible Promissory Note (Convertible Debt): 350,000

Convertible Note from the Star Power Series offering may convert to Non-Voting Common Stock. The aggregate outstanding dollar amount for this Convertible Promissory Note is $350,000.

Interest Rate

The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion upon a Qualified Financing.

In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing and (ii) the price equal to the quotient of $3,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in such Qualified Financing. At the option of the Majority Holders, the Holder will receive all of the benefits afforded to other Investors acquiring the same number of Equity Securities in the Qualified Financing.

Maturity Date Conversion

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Majority Holders made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note shall be converted into shares of the Company's common stock at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Sale of the Company

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other debt being converted or deemed to be converted in connection with such Sale of the Company).

- Convertible Promissory Note (Mycroft Series MTC Seed 2) (Convertible Debt): 300,000

  Convertible Note from the Series MTC Seed 2 offering on August 3, 2017, may convert to Non-Voting Common Stock. The aggregate outstanding dollar amount for this Convertible Promissory Note is $300,000.

Interest Rate

The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion upon a Qualified Financing

In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) 90% of the price paid or payable per share for Equity Securities by the Investors in the Qualified Financing and (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same teens and conditions applicable to the Equity Securities sold in such Qualified Financing.

Maturity Date Conversion

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Majority Holders made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued Interest under this Note shall be converted into shares of the Company's non-voting common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Sale of the Company

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's non-voting common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other debt being converted or deemed to be converted in connection with such Sale of the Company).

- Convertible Promissory Note (Mycroft Series Seed 2) (Convertible Debt): 1,356,485

  Convertible Note from the Mycroft Series Seed 2 may convert to Non-Voting Common Stock. The aggregate outstanding dollar amount for this Convertible Promissory Note is $1,356,485.94.

Interest Rate

The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of 5% per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

Conversion upon a Qualified Financing.

In the event that the Company issues and sells shares of its Equity Securities to investors (the "Investors") on or before the date of the repayment in full of this Note in an arms-length equity financing resulting in gross proceeds to the Company of at least $250,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then the outstanding principal balance of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into such Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing and (ii) the price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to the Equity Securities sold in such Qualified Financing. At the option of the Majority Holders, the Holder will receive all of the benefits afforded to other Investors acquiring the same number of Equity Securities in the Qualified Financing.

Maturity Date Conversion

In the event that a Qualified Financing is not consummated prior to the Maturity Date, then, at the written election of the Majority Holders made at least five days prior to the Maturity Date, effective upon the Maturity Date, the outstanding principal balance and any unpaid accrued interest under this Note shall be converted into shares of the Company's common stock at a conversion price equal to the quotient of $2,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of the Maturity Date (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Sale of the Company

Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Holder at least five days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay the Holder an aggregate amount equal to the greater of (x) the aggregate amount of principal and unpaid accrued interest then outstanding under this Note or (y) the amount the Holder would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and unpaid accrued interest then outstanding under this Note had been converted into shares of the Company's common stock at a conversion price equal to the quotient of $5,000,000 divided by the aggregate number of outstanding shares of the Company's common stock as of immediately prior to the closing of such Sale of the Company (assuming full conversion or exercise of all convertible and in-the-money exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other debt being converted or deemed to be converted in connection with such Sale of the Company).

- 500 Startups KISS-A: 150,000

  Aggregate Amount: $150,000

  Date of Issuance: February 14, 2017

  For the Purchase Price, the receipt and sufficiency of which is hereby acknowledged, this KISS-A is issued on the Date of Issuance by Mycroft AI, Inc., a Delaware corporation (the "*Company*"), to 500 Startups IV, L.P., a Delaware limited partnership, as nominee (the "*Investor*").

  1. Definitions.

  a. "*Conversion Shares*" shall mean:

     i. with respect to a conversion pursuant to Section 2.1, shares of the Company's Preferred Stock issued in the Next Equity Financing; provided, however, that, at the Company's election, "Conversion Shares" with respect to a conversion pursuant to Section 2.1 shall mean shares of a Shadow Series;

ii. with respect to a conversion pursuant to Section 2.2, shares of the Company's Common Stock; and

ii. with respect to a conversion pursuant to Section 2.3, shares of a newly created series of the Company's Series Seed Preferred Stock, upon the terms and provisions set forth in the most recent version of the Series Seed documents posted at www.seriesseed.com (or if not so posted, as reasonably agreed by the Company and the Investor).

b. "*Corporate Transaction*" shall mean (i) the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets, (ii) the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity), (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or (iv) the liquidation, dissolution or winding up of the Company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Preferred Stock in a bona fide financing transaction shall not be deemed a "Corporate Transaction."

c. "*Corporate Transaction Payment*" shall mean an amount equal to 2 times the Purchase Price.

d. "*Equity Securities*" shall mean the Company's Common Stock or Preferred Stock or any securities conferring the right to purchase the Company's Common Stock or Preferred Stock or securities convertible into, or exchangeable for (with or without additional consideration), the Company's Common Stock or Preferred Stock, except any security granted, issued and/or sold by the Company to any director, officer, employee or consultant of the Company in such capacity for the primary purpose of soliciting or retaining their services.

e. "*Financial Statements*" shall mean an income statement, balance sheet, statement of stockholders' equity, and/or a statement of cash flows, in each case as of the end of (i) each of the first three (3) fiscal quarters and (ii) each fiscal year of the Company.

f. "*Fully-Diluted Capitalization*" shall mean the number of shares of outstanding Common Stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for Common Stock, (ii) exercise of all outstanding options and warrants to purchase Common Stock, (iii) the Conversion Shares issued upon conversion of this KISS-A pursuant to Section 2, and (iv) in the case of Section 1(l)(i) and 1(l)(iii) only, the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, in the case of Section 1(l)(i) only, any other shares of Preferred Stock issued in the Next Equity Financing.

g. "*KISS-A*" shall mean this convertible security instrument issued by the

Company to the Investor.

h. "*Next Equity Financing*" shall mean the next sale (or series of related sales) by the Company of its Preferred Stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into Preferred Stock in connection with such sale (or series of related sales)).

i. "*Optional Conversion Date*" shall mean the date that is eighteen (18) months following the Date of Issuance.

j. "*Participation Amount*" shall mean the quotient resulting from dividing (i) the lesser of (x) $500,000.00 and (y) 20% of the aggregate value of Preferred Stock sold in the Next Equity Financing by (ii) the price paid per share for Preferred Stock by the investors in the Next Equity Financing.

k. "*Shadow Series*" shall mean shares of a series of the Company's Preferred Stock that is identical in all respects to the shares of Preferred Stock issued in the Next Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Next Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the quotient resulting from dividing (i) the Purchase Price by (ii) the number of Conversion Shares issued to the Investor pursuant to Section 2.1, with corresponding adjustments to any price-based antidilution and dividend rights provisions.

l. "*Target Conversion Shares*" shall equal:

i. with respect to a conversion pursuant to Section 2.1, a number (rounded up to the next whole number if such number is a fraction) equal to 6% of the Fully- Diluted Capitalization immediately following the closing of the Next Equity Financing;

ii. with respect to a conversion pursuant to Section 2.2, a number (rounded up to the next whole number if such number is a fraction) equal to 6% of the

Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction; and

with respect to a conversion pursuant to Section 2.3, a number (rounded up to the next whole number if such number is a fraction) equal to 6% of the Fully-Diluted Capitalization immediately following the conversion.

2. Conversion of this KISS-A.

2.1. Next Equity Financing. Upon the closing of the Next Equity Financing, this KISS-A will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares. At least fifteen (15) business days prior to the closing of the Next Equity Financing, the Company shall notify the Investor in writing of the terms under which the Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS-A shall be upon and subject to the same terms and conditions applicable to the Preferred Stock sold in the Next Equity Financing (or the Shadow Series, as applicable).

2.2. Corporate Transaction. In the event of a Corporate Transaction prior to the conversion of this KISS-A pursuant to Section 2.1 or 2.3, at the Investor's election, (i) this KISS-A shall be converted into that number of Conversion Shares equal to the Target Conversion Shares, or (ii) the Investor shall be paid the Corporate Transaction Payment, prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock. At least ten (10) days prior to the closing of the Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

2.3. Optional Conversion. Unless earlier converted to Conversion Shares or paid pursuant to Section 2.1 or 2.2, at the Investor's election at any time on or after the Optional Conversion Date, this KISS-A shall be converted into that number of Conversion Shares equal to the Target Conversion Shares.

2.4. Mechanics of Conversion. As promptly as practicable after the conversion of this KISS-A, the Company, at its expense, will issue and deliver to the Investor, upon surrender of this KISS-A, a certificate or certificates for the number of Conversion Shares. Conversion of this KISS-A may be made contingent upon the closing of the Next Equity Financing or Corporate Transaction.

- Convertible Promissory Note (Series A) (Convertible Debt): 900,000

Aggregate outstanding: $900,000.

In conjunction with the convertible note, the strategic investor has agreed in terms to commit an additional $4,100,000 towards a future Series A Offering, for an aggregate commitment of $5,000,000 towards a future equity offering (including these convertible notes) of Series A Preferred Stock on the terms described below.

Securities to be Issued:
Up to 3,184,714 shares of the Company's Series A Preferred Stock (the "Series A Preferred").

Proceeds:
$500,000 minimum up to $5,000,000 in aggregate.

Investors:
The Lead ("Lead") will invest up to $5,000,000, with the remainder coming from accredited investors (as that term is defined under Regulation D) mutually agreeable to the Lead and Company (together, the "Investors").

Price Per Share:
Price per share of $1.57 (the "Original Issue Price") based on a pre-money valuation of $31,775,770 million.

Use of Proceeds:
Working capital and general corporate purposes.

Closing(s):
The initial closing of the financing (the "Initial Closing") is expected to occur on or before September 30, 2018. The Company may conduct one or more subsequent interim closings, to one or more Investors on the same terms and conditions as set forth in this Summary of Terms, provided that all such subsequent sales and related interim closings are consummated within 365 days after the Initial Closing.

SERIES A PREFERRED TERMS

New Series:
The Series A will be a new series of preferred stock with terms as indicated in this Summary of Terms.

Dividend Provisions:
Dividends shall be paid only when, as, and if declared by the Board. No dividend will be paid on the Common Stock of the Company ("Common Stock") unless a like dividend is paid on the Series A, on an as-converted to Common Stock basis.

Liquidation Preference:
Upon the liquidation or winding up of the Company, each holder of Series A will be entitled to receive with respect to each share of Series A, in preference to the holders of Common Stock, an amount equal to the greater of: (i) the Price Per Share plus any declared but unpaid dividends thereon; or (ii) the amount which would be payable to such holder upon conversion of such share

of Series A to Common Stock. After payment of such liquidation preference, holders of Common Stock shall be entitled to receive the remaining assets of the Company available for distribution to its stockholders. A consolidation or merger of the Company or sale of all or substantially all of its assets will be deemed to be a liquidation or winding up for purposes of the liquidation preference, unless the holders of at least a majority of the then outstanding shares of Series A agree otherwise in writing.

Conversion:
A holder of Series A will have the right to convert the Series A, at the option of the holder, at any time, into shares of Voting Common Stock. One share of Series A shall initially be convertible into one share of Voting Common Stock. The conversion rate will be subject to adjustment as provided below (under "Antidilution Provisions").

Automatic Conversion:
The Series A will be automatically converted into Voting Common Stock at the then applicable conversion price, in the event of: (i) an underwritten public offering of shares of the Voting Common Stock generating gross proceeds to the Company of at least $15,000,000 (a "Qualified Public Offering"); or (ii) majority vote of Series A voting together as a single class on an as-converted to Voting Common Stock basis.

Antidilution Provisions:
Broad-based weighted average with standard exclusions.

Voting Rights:
The holders of Series A will have the right to that number of votes equal to the number of shares of Voting Common Stock issuable upon conversion. For so long as at least a majority of the originally issues shares of Series A remain outstanding, the approval of a majority of the Series A (voting on an as-converted to Common Stock basis) shall be required to (i) make any amendment to the terms of the Series A which materially and adversely alters the rights, preferences or privileges, or which increases or decreases the authorized number of shares of Series A; (ii) authorize a new series of preferred stock having rights senior to or on parity with the Series A, or reclassify any outstanding shares into shares having preferences or priority as to dividends or assets that are senior to or on parity with the preference of the Series A; (iii) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost); (iv) declare or pay any dividend; or (v) liquidate or dissolve, including any change of control.

Purchase Agreement:
The investment shall be made pursuant to a Series A Preferred Stock Purchase Agreement reasonably acceptable to the Company and the Investors, which agreement shall contain, among other things, appropriate and customary representations and warranties of the Company and conditions of closing,

which shall include, among other things, qualification of the shares under applicable Blue Sky laws, and the filing of a Certificate of Amendment to the Certificate of Incorporation (or an Amended and Restated Certificate of Incorporation) establishing the rights and preferences of the Series A.

Stockholders Agreement:

Each Investor shall be required to become a party to a Stockholders' Agreement, which shall provide for, among such customary provisions and other terms and conditions upon which the Company and Investors may agree, the following:

Participation Rights: Holders of Series A will have the right under the Stockholders' Agreement to participate on a pro rata basis (based on the ownership of the outstanding capital stock of the Company on a fully-diluted basis) in subsequent issuances of equity securities, subject to customary exclusions (such as issuances pursuant to an employee stock approved by the Board), and subject to the requirement that the holder of Series A fully participated on a pro rata basis in any prior rounds.

Drag Along Rights: If a sale of the Company is approved by (i) the Board, and (ii) the holders of a majority of the Voting Common Stock, and the holders of the Series A (with the Voting Common Stock and the Series A voting together as a single class on an as-converted to Common Stock basis), then the Company's founders and stockholders who are party to the Stockholders' Agreement (including the holders of Series A) shall be required to vote for, consent to, transfer their shares of capital stock pursuant to and take such other action as may be required to consummate such sale subject to standard conditions (several and not joint liability, proceeds distributed according to liquidation preference, etc.).

Right of First Refusal: Except for customary exceptions, owners of equity representing 1% or more of the Company's fully-diluted outstanding shares ("Key Holders") may not transfer any shares of the Company's common stock without first offering it to the Company and then to the Investors.

Co-Sale Right: The shares of the Company's securities held by the Founders shall be made subject to a co-sale agreement (with certain reasonable exceptions) with the Investors such that the Founders may not sell, transfer, or exchange their stock unless each Investor has an opportunity to participate in the sale on a pro rata basis. This right of co-sale shall not apply to and shall terminate upon a Qualified Public Offering.

Information Rights: The Company shall furnish to each holder of at least 1,000,000 shares of Series A unaudited annual and quarterly financial statements.

Registration Rights: No registration rights are being offered at this time; however, should the Company grant registration rights to any stockholder(s) in the future, comparable rights will be granted to the holders of Series A.

Termination of Special Rights: Certain rights (participation rights, right of first refusal rights, information rights) of a Series A Holder shall terminate if such Series A holder reduces its ownership percentage by 50% from original holding (whether by conversion or sale). All special rights terminate on a Qualified Public Offering.

Board of Directors:

Makeup: The Company will have three directors, with (a) one directors elected by the Voting Common Stock; (b) one director designated by the Lead (the "Series A Director"), and (c) one director elected by majority of both the Common Stock (voting as a single class) and and the Preferred Stock (voting as a single class) (the "Independent Director").

CEO Rights: The Company's CEO, currently Joshua Montgomery, may terminate the Independent Director at any time for any reason.

Series A Rights: The Series A Director may terminate the Independent Director at any time for any reason.

B-Corporation Designation:
The Company will amend its charter and governance to adhere to the standards of a public benefit corporaton as laid out by B Labs.

What it means to be a Minority Holder

The holders of Non-Voting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted. The first sentence of Section 242(b)(2) has been included for your reference: "The holders of the outstanding shares of a class shall be entitled to vote as a class upon a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, if the amendment would increase or decrease the aggregate number of authorized shares of such class, increase or decrease the par value of the shares of such class, or alter or change the powers, preferences, or special rights of the shares of such class so as to affect them adversely."

As a minority holder of Non-Voting Common Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an Investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it is important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

Financial Statements

Our financial statements for the years of 2016 and 2017 can be found attached as an Exhibit to the Offering Document and Form C.

Financial Condition

We have generated significant growth in revenues year over year, and anticipate continuing this trend for the next few years as we hit milestones like; shipment of our Mark II Device, the release of our Mark III device, releasing of our production software, and continued partnerships with corporate entities. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 9 months without revenue.

Revenue

Revenue year over year, for the periods of 2016 to 2017 had approximately 333% growth. In 2018, we have already surpassed both previous years combined with our pre-sales of our next product release (Mark II). Mycroft AI currently is projecting exceeding this growth trajectory in 2018.

The revenue is mainly made up of two products lines for 2016 and 2017:

Hardware: Hardware sales make up the largest majority of this revenue, and as talked about previously, we have already sold more units in a pre-sale than the last two years combined. Continued pre-sales and bulk purchase partnerships will continue to drive this growth in 2018 and 2019.

Premium Services: Premium services is defined as monthly or annual memberships the community has purchasing for our services. The rate of growth from 2016 to 2017 exceeded 350%, and we are already gathering paid memberships at a faster rate in 2018 than we did in 2017 or 2016.

Expenses

Cost of Goods sold was approximately 63% of sales for 2017 and will be slightly higher for 2018 due to discounts given for pre-sales and bulk orders. Giving us a final price COGs for the Mark II an estimated 70%-75%. These will decrease over time due to economies of scale.

The largest percentage of expenses comes in the form of personnel and contractors working on the project. We currently have 17-20 full-time members of the team spread out across the world. These team members are made up of developers, designers, production, marketing, accounting, legal, customer service, and community management.

Another large expense for Mycroft in 2017, was legal. This is a necessity in setting up the business structure, evaluating contracts, and getting the templates needed to run a real business. We expect these numbers to decrease over time as a percentage of overall expenses.

Financial Milestones

The company is investing for the continued growth of the brand and technology, as is generating sizable net income losses as a result.

Projected growth is based on the release of software for larger ecosystems. Mycroft currently serves a small early adopter market that uses the niche Linux operating system on their desktop computers or for embedded development. This is less than 1% of the global consumer-facing operating system market. In February 2019 the company is releasing its first production software to the broader market and anticipates significant growth acceleration. The company has already booked $450,000 of revenue in 2018 and, based on that number, believes this will continue to increase when the company's flagship Mark II product begins to ship on December 4th, 2018 - just in time for Christmas. 2019's forecast is based on expansion to a broader market (mainstream operating systems like iOS, OSX, Android, and Windows) as well as the release of a new product line which the company will disclose at CES in January 2019.

Future financial milestones are primarily sales based with significant sales expected in December 2018 and the first quarter of 2019. The company plans to expand into retail stores in Q4 2019 in partnership with a major retail chain. The company has established relationships with several global retail chains in anticipation of the release of a retail ready product.

Net profits from hardware units sold are effectively zero and the company's ability to generate revenue from recurring subscription payments is currently speculative. The company will operate net negative for at the foreseeable future as the technology research effort continues and the company releases additional products for enterprise consumers.

Risks that may impact the company's ability to reach these milestones include slowed consumer adoption, failure to achieve a consumer-ready state, failure to ship product on-time, lack of interest from retail chain buyers, increased openness from Big Tech players, failure to adequately finance the company, loss of staff to competitors, loss of market position to incoming open players and other as yet unknown factors related to product market fit, global economic conditions or other factors beyond the control of the company.

Other financial milestones include Brass Cannon's experiment in new technology development. If conditions of a participation are met at the max values, Mycroft AI Inc can be compensated for technology, trade secrets, and other items into fulfilling the goal of the Mykrosystem.

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to continue business operations and advancement of the technology. If the company is successful in this offering, we will likely seek to continue to raise capital under equity offerings, debt issuance, or other methods.

This offering maximum will extend the company's runway to February 2019 at which point the company will need an additional cash infusion. Reaching the minimum of this offering will not extend the company's runway and will cause the company to seek other investment either from institutional venture capital firms or using other methods. If institutional venture capital is pursued successfully, it is likely that incoming investors will receive preferred equity and voting rights.

The company is currently pursuing other forms of financing and has been in talks with several venture capital firms about additional or new investment. These firms have expressed an interest and have communicated terms, however, the company would rather pursue funding from its community of users and supporters than from venture capital investors who might encourage behavior that is contrary to the company's stated mission and ethos.

In September of 2018, Mycroft AI Inc. entered into agreement with a strategic investor for an investment of $900,000 in exchange for a convertible promissory note convertible into Series A Preferred Stock, and a future commitment for an additional $4,100,000 during a Series A offering.

An additional 506 (c) Reg D offering is currently being started for Brass Cannon LLC, a wholly-owned subsidiary of Mycroft AI Inc. The offering is an "Agreement for Future Myke" which outlines a distribution of an amount of a blockchain utility token to the security purchaser. This offering must reach a minimum of $1,000,000 and has a cap of $10,000,000. Operations for Brass Cannon LLC take place primarily on https://myke.ai/

This is a separate company with distinctly different roadmap from Mycroft AI Inc.

Please see our financial statements and notes to the financials for additional information related to the financial condition.

Indebtedness

Mycroft currently has several Convertible Securities outstanding (see Classes of

Securities Outstanding section and Financial Statements for additional details). Upon the successful conclusion of the Regulation Crowdfunding Campaign, Mycroft will not have any indebtedness of convertible notes or any other outstanding security vehicle.

Recent offerings of securities

- 2017-01-27, Rule 506(b) of Regulation D, 140000 Convertible Promissory Note (Mycroft Series Seed). Use of proceeds: Research and Development
- 2016-10-24, Rule 506(b) of Regulation D, 350000 Convertible Promissory Note (Star Power). Use of proceeds: Research and Development
- 2017-08-03, Rule 506(b) of Regulation D, 300000 Convertible Promissory Note (Mycroft Series MTC Seed 2). Use of proceeds: Research and Development
- 2018-01-29, Rule 506(b) of Regulation D, 1356485 Convertible Promissory Note (Mycroft Series Seed 2). Use of proceeds: Research and Development
- 2017-09-07, Rule 506(b) of Regulation D, 200000 Convertible Promissory Note (Mycroft Series Seed 3). Use of proceeds: Research and Development
- 2017-02-13, Rule 506(b) of Regulation D, 150000 KISS-A. Use of proceeds: Research and Development
- 2018-05-22, Rule 506 (c) Regulation D, 0 Agreement for Future Myke. Use of proceeds: Research and Development
- 2018-09-14, Rule 506(b) of Regulation D, 900000 Convertible Promissory Notes. Use of proceeds: Research and Development

Valuation

$19,947,531.38

The voice assistant and smart speaker markets are growing quickly. In fact, voice is the fastest growing segment in technology today. Meanwhile, very few companies have working technology in the market. These include Apple, Amazon, Google, Microsoft, Baidu, Alibaba, Tencent, Hound, and Mycroft. Mycroft is the sole viable occupant of the open source segment of this market and is positioned to be a significant player in the future. The company has strong year-over-year sales growth and a large community of developers, users, and partners. Given the company's technical progress, sales growth, market position, leadership team and unique competitive position, the board of directors has determined that a $20M pre-money valuation is appropriate. The board may use alternative methods of valuing the company in the future if, for example, additional offerings of securities are made, and in any such case, the valuation adopted may be inconsistent with the Board's current opinion of value.

USE OF PROCEEDS

	Offering Amount Sold*	Offering Amount Sold*

Total Proceeds:	$10,000	$1,070,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$64,200
Net Proceeds	$9,400	$1,005,800
Use of Net Proceeds:		
R& D & Production	$0	$301,740
Marketing	$0	$100,580
Working Capital	$9,400	$352,030
Manufacturing	$0	$251,450
Total Use of Net Proceeds	$9,400	$1,005,800

Offering amounts are estimates. Actuals may vary for avoidance of fractional shares.

We are seeking to raise a minimum of $10,000 (target amount) and up to $1,070,000 (overallotment amount) in this offering through Regulation Crowdfunding. If we manage to raise our over allotment amount of $1,070,000, we believe the amount will last us 9 months and plan to use the net proceeds of approximately $1,005,800 over the course of that time as follows:

R&D Production efforts over this period will be allocated a sum of $301,740 to continue offering releases on a bi-weekly pace, and contribute significant advances in the Machine Learning efforts.

Marketing efforts over this period will be allocated a fund pool of $100,580 to evangelize the mission to create an AI for Everyone!

Working capital will be allocated a fund of $352,030 to carry on the day to day operations of Mycroft AI.

Manufacturing will be allocated a fund of $251,450 to support bringing hardware devices to the public.

Irregular Use of Proceeds

Mycroft does not anticipate any irregular use of proceeds.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded with respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.mycroft.ai/annual-reports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mycroft **AI** Inc.

[See attached]

MYCROFT AI INC

FINANCIAL STATEMENTS
(UNAUDITED)

DECEMBER 31, 2017 AND 2016

Together with
Independent Accountant's Review Report

ELLA J. SMITH, C.P.A.
11217 W. 57TH ST.
SHAWNEE, KS 66203

Mycroft AI, Inc.
Index to Financial Statements
(unaudited)

Ella J. Smith, C.P.A.
11217 W. 57th St.
Shawnee, KS 66203

Ella J. Smith, C.P.A.
11217 W. 57th St.
Shawnee, KS 66203

Independent Accountant's Review Report

Board of Directors
Mycroft AI, Inc.

Dear Board Members:

I have reviewed the accompanying balance sheet of Mycroft AI, Inc. as of December 31, 2017 and 2016, and the related statements of income, retained earnings, and cash flows for the two years then ended in accordance with the Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of Mycroft AI, Inc.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
My responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion
Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.



Ella J. Smith, C.P.A.
Shawnee, KS

May 18, 2018


Mycroft AI, Inc
Balance Sheet
For the two years ended December 31 2016 & 2017 (UNAUDITED)


	Dec 31, 16	Dec 31, 17
ASSETS		
Current Assets		
Checking/Savings		
Cap City Bank Inc	4,600.39	13,305.27
Clearing CWC	3,482.69	0.00
Clearing Joshua Montgomery	0.00	2,271.05
First Republic Bank	0.00	60,237.73
Lead Bank	0.00	50,000.00
Travel 1	52.25	1,000.00
Travel 2	0.00	1,021.04
Travel 3	0.00	1,083.80
Travel 4	0.00	724.43
Total Checking/Savings	8,135.33	129,643.32
Accounts Receivable		
Accounts Receivable	0.00	43,601.15
Total Accounts Receivable	0.00	43,601.15
Other Current Assets		
Due from CWC	0.00	52,409.44
Employee Advance	0.00	7,819.34
Inventory		
Add On Items	0.00	1,494.00
Device Components	0.00	42,640.59
Packaging	0.00	997.40
Inventory - Other	5,825.20	0.00
Total Inventory	5,825.20	45,131.99
Other Receivables	-2,413.11	580.41
Prepaid Expense		
Prepaid Expense - API	0.00	1,000.00
Total Prepaid Expense	0.00	1,000.00
Short Term Bond #1 10% (deleted	19,539.00	0.00
Short Term Bond #2	0.00	141,577.48
Total Other Current Assets	22,951.09	248,518.66
Total Current Assets	31,086.42	421,763.13
Fixed Assets		
Accumulated Depreciation	-3,260.82	-32,591.27
Computers	2,859.25	16,764.25
Furniture and Equipment	9,816.58	11,445.96
Production Tooling	20,750.00	22,894.67
Trade Show Assets	0.00	2,102.84
Vehicles	0.00	5,979.00
Total Fixed Assets	30,165.01	26,595.45
Other Assets		
Patent Fees	0.00	42,310.90
Deposits	3,000.00	4,185.00
Premium Voices		


See Attached Accountant's Review Report


	Dec 31, 16	Dec 31, 17
Less Accumulated Amortization	0.00	-1,666.65
Premium Voices - Other	0.00	25,000.00
Total Premium Voices	0.00	23,333.35
Start Up Costs		
Accum Amort - Startup Costs	0.00	-43,282.00
Start Up Costs - Other	567,300.54	1,094,836.10
Total Start Up Costs	567,300.54	1,051,554.10
Total Other Assets	570,300.54	1,121,383.35
TOTAL ASSETS	**631,551.97**	**1,569,741.93**
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable	18,029.83	88,562.44
Accrued Payroll	3,762.93	48.75
Total Accounts Payable	21,792.76	88,611.19
Other Current Liabilities		
Deferred Revenue		
Annual Premium Sales 19.99	0.00	294.83
Annual Premium Service	0.00	1,631.76
Basic 3-Pak	5,482.00	0.00
Basic 5-Pak	499.00	0.00
Basic Early Bird	24,354.00	0.00
Basic Regular	774.00	0.00
Extendable 3-Pak	16,398.00	0.00
Extendable 5-Pak	5,235.00	0.00
Extendable Early Bird	31,605.00	0.00
Extendable Regular Price	56,225.00	0.00
Half Price	3,920.00	0.00
Hardware Dev	2,540.00	0.00
Shipping and Delivery Inco{120}	14,652.00	0.00
Sticker	10.00	0.00
Total Deferred Revenue	161,694.00	1,926.59
Other Current Liabilities	62.19	0.00
Payroll Liabilities		
Federal Taxes (941/944)	9,245.08	134,304.57
Federal Unemployment (940)	133.48	19.88
KCMO Withholding Tax	0.00	2,235.16
KS Income Tax	4,501.00	3,524.41
KS Unemployment Tax	1,237.01	95.87
MO Income Tax	0.00	864.00
MO Unemployment Tax	0.00	533.59
Total Payroll Liabilities	15,116.57	141,577.48
Total Other Current Liabilities	176,872.76	143,504.07
Total Current Liabilities	198,665.52	232,115.26
Long Term Liabilities		
Series Seed	60,513.65	1,690,891.00
StarPower Convertable Series	360,304.27	367,500.00

See Attached Accountant's Review Report

	Dec 31, 16	Dec 31, 17
Total Long Term Liabilities	420,817.92	2,058,391.00
Total Liabilities	619,483.44	2,290,506.26
Equity		
500 Startups Equity	0.00	150,000.00
Founder Equity	6,142.72	6,142.72
Jaguar Land Rover Equity	0.00	110,000.00
12,705,434 Fuly Diluted Shares Issued	0.00	0.00
Retained Earnings	0.00	-14,074.19
Techstars Equity	20,000.00	20,000.00
Treasury Stock	0.00	-13,000.00
Net Income	-14,074.19	-979,832.86
Total Equity	12,068.53	-720,764.33
TOTAL LIABILITIES & EQUITY	631,551.97	1,569,741.93

See Attached Accountant's Review Report

Mycroft AI, Inc
Profit & Loss
January 2016 through December 2017 (UNAUDITED)

	Jan - Dec 16	Jan - Dec 17	TOTAL
Ordinary Income/Expense			
Income			
Grant	50,000.00	1,000.00	51,000.00
Sales			
Basic 3-Pak	0.00	5,482.00	5,482.00
Basic 5-Pak	0.00	499.00	499.00
Basic Early Bird	0.00	24,354.00	24,354.00
Basic Regular	0.00	774.00	774.00
Dev Kit	7,470.00	0.00	7,470.00
Ethernet Cable	0.00	41.93	41.93
Extendable 3-Pak	0.00	16,306.00	16,306.00
Extendable 5-Pak	0.00	5,235.00	5,235.00
Extendable Early Bird	0.00	30,186.00	30,186.00
Extendable Regular Price	0.00	100,105.08	100,105.08
Feet	0.00	284.43	284.43
Half Price	0.00	3,920.00	3,920.00
Hardware Dev	8,820.00	2,540.00	11,360.00
HDMI Cable	0.00	450.31	450.31
Keychain	0.00	29.95	29.95
Refunds	0.00	-14,551.08	-14,551.08
Sales - Enterprise Sales	0.00	975.00	975.00
Sales - Premium Services	945.45	4,112.93	5,058.38
Screwdriver	0.00	199.60	199.60
Sticker	95.00	109.89	204.89
T-shirt	0.00	871.35	871.35
Sales - Other	0.00	82,832.30	82,832.30
Total Sales	17,330.45	264,757.69	282,088.14
Shipping and Delivery Income	1,502.00	32,520.08	34,022.08
Shipping Income	-10.00	0.00	-10.00
Total Income	68,822.45	298,277.77	367,100.22
Cost of Goods Sold			
Cost of Goods Sold			
Annual Subscription	0.00	53.64	53.64
Backerkit COGS	0.00	5,771.49	5,771.49
Colored Feet	0.00	14.69	14.69
Ethernet Cable	0.00	20.29	20.29
HDMI	0.00	32.29	32.29
Key Chain	0.00	20.00	20.00
Mark 1 COGS	0.00	142,121.81	142,121.81
Monthly Subscription - Sticker	0.00	1.04	1.04
Packaging - COGS	0.00	5,116.56	5,116.56
Screwdriver	0.00	107.00	107.00
Stickers	0.00	4.29	4.29
T-shirt	0.00	25.49	25.49
Total Cost of Goods Sold	0.00	153,288.59	153,288.59
Freight and Shipping Costs	0.00	32,852.50	32,852.50
Kickstarter and Indiegogo COGS	8,213.90	0.00	8,213.90
Merchant Account Fees	157.86	2,663.26	2,821.12
Total COGS	8,371.76	188,804.35	197,176.11
Gross Profit	60,450.69	109,473.42	169,924.11
Expense			
Advertising and Promotion			
Crowdfunding	399.00	7,000.00	7,399.00
Design	0.00	496.01	496.01
Dues & Subscriptions	0.00	1,820.18	1,820.18

Mycroft AI, Inc
Profit & Loss
January 2016 through December 2017 (UNAUDITED)

	Jan - Dec 16	Jan - Dec 17	TOTAL
Marketing Materials			
Marketing Material - Kickstarte	0.00	770.00	770.00
Marketing Materials - Tesla Cam	0.00	869.96	869.96
Marketing Materials - Other	15,479.46	8,499.27	23,978.73
Total Marketing Materials	15,479.46	10,139.23	25,618.69
Meals and Entertainment	4,482.49	7,915.22	12,397.71
Social Media Advertising	0.00	636.95	636.95
Advertising and Promotion - Other	2,755.14	5,780.78	8,535.92
Total Advertising and Promotion	23,116.09	33,788.37	56,904.46
Facilities			
Computer and Internet Expenses	4,142.13	4,242.88	8,385.01
Depreciation Expense	3,260.82	29,330.45	32,591.27
Domains	353.04	289.53	642.57
Infrastructure Dues and Subscri	5,466.32	11,769.70	17,236.02
Insurance Expense	3,471.88	4,552.65	8,024.53
Rent Expense			
Intern Housing	0.00	13,736.32	13,736.32
Rent Expense - Other	17,198.00	55,179.78	72,377.78
Total Rent Expense	17,198.00	68,916.10	86,114.10
Telephone Expense	0.00	1,559.67	1,559.67
Utilities	1,812.93	4,561.19	6,374.12
Total Facilities	35,705.12	125,222.17	160,927.29
Less Start Up Costs	-500,247.84	-527,535.56	-1,027,783.40
Overhead			
Amortization	0.00	44,948.65	44,948.65
Automobile Expense			
Fuel	282.23	724.46	1,006.69
Automobile Expense - Other	215.36	857.58	1,072.94
Total Automobile Expense	497.59	1,582.04	2,079.63
Bank Service Charges			
Wire Transfer Fee	1,593.01	455.00	2,048.01
Bank Service Charges - Other	3,481.26	2,224.78	5,706.04
Total Bank Service Charges	5,074.27	2,679.78	7,754.05
Charitable Donation	1,010.00	10.00	1,020.00
Contract Labor	0.00	11,146.00	11,146.00
Legal	5,237.50	124,861.17	130,098.67
Office Supplies	3,022.58	7,186.47	10,209.05
Postage and Stamps			
Postage & Stamps Reimbursement	49.77	0.00	49.77
Postage and Stamps - Other	1,596.69	3,437.30	5,033.99
Total Postage and Stamps	1,646.46	3,437.30	5,083.76
Total Overhead	16,488.40	195,851.41	212,339.81
Personnel Expenses			
Accounting Service & Support	0.00	2,500.00	2,500.00
Continuing Education	1,283.99	808.78	2,092.77
Payroll Expenses			
Salaries & Wages	0.00	726,761.72	726,761.72
Sales Commissions	0.00	48.75	48.75
Taxes	10,188.51	53,099.69	63,288.20
Payroll Expenses - Other	215,120.84	0.00	215,120.84
Total Payroll Expenses	225,309.35	779,910.16	1,005,219.51

See accompanying independent accountant's report and notes to the financial statements

Mycroft AI, Inc
Profit & Loss
January 2016 through December 2017 (UNAUDITED)

	Jan - Dec 16	Jan - Dec 17	TOTAL
Payroll Processing Fees	0.00	316.00	316.00
Professional Fees - IT Consulti	149,781.76	277,607.13	427,388.89
Personnel Expenses - Other	3,798.40	-3,762.93	35.47
Total Personnel Expenses	380,173.50	1,057,379.14	1,437,552.64
Research and Development			
Mark II	0.00	12,940.93	12,940.93
Materials	56,218.33	6,977.54	63,195.87
Reimbursement	1,104.33	0.00	1,104.33
Research and Development - Other	8,706.18	2,953.44	11,659.62
Total Research and Development	66,028.84	22,871.91	88,900.75
Travel Expense			
Boston	0.00	22,661.64	22,661.64
Demo Day/Spring Fling	0.00	9,616.25	9,616.25
FounderCon	0.00	11,852.93	11,852.93
Foundercon Europe	0.00	6,800.04	6,800.04
K Startup Seoul	0.00	10,575.32	10,575.32
Lawrence Team Building	0.00	10,795.19	10,795.19
OSCON	0.00	439.91	439.91
Parking	578.52	2,321.82	2,900.34
Portland	0.00	20,628.35	20,628.35
Travel Expense - Other	47,499.23	89,078.24	136,577.47
Total Travel Expense	48,077.75	184,769.69	232,847.44
Total Expense	69,341.86	1,092,347.13	1,161,688.99
Net Ordinary Income	-8,891.17	-982,873.71	-991,764.88
Other Income/Expense			
Other Income			
Contributions			
$5 Reward	160.00	25.00	185.00
No Reward	421.00	0.00	421.00
Total Contributions	581.00	25.00	606.00
Interest Income	5,053.90	13,513.60	18,567.50
Total Other Income	5,634.90	13,538.60	19,173.50
Other Expense			
Interest Expense	10,817.92	10,497.75	21,315.67
Total Other Expense	10,817.92	10,497.75	21,315.67
Net Other Income	-5,183.02	3,040.85	-2,142.17
Net Income	**-14,074.19**	**-979,832.86**	**-993,907.05**

See accompanying independent accountant's report and notes to the financial statements

Mycroft AI, Inc
Statement of Owners' Equity(Deficit)
For the years ended Dec. 31, 2016 & 2017 (UNAUDITED)

	500 Startups Equity	Founder Equity	Jaguar Land Rover Equity	Techstars Equity	Treasury Stock	Accumulated Income (Deficit)	Total Equity (Deficit)
December 31, 2015	$ -	$ 2,485	$ -	$ -	$ -	$ 3,658	$ 6,143
Cash Contributions	-	-	-	20,000	-	-	20,000
Net Income Re-class	-	3,658	-	-	-	(3,658)	-
Net Loss	-	-	-	-	-	(14,074)	(14,074)
December 31, 2016	-	6,143	-	20,000	-	(14,074)	12,069
Cash Contributions	150,000	-	110,000	-	-	-	260,000
Stock Buy-Back	-	-	-	-	(13,000)	-	(13,000)
Net Loss	-	-	-	-	-	(979,833)	(979,833)
December 31, 2017	$ 150,000	$ 6,143	$ 110,000	$ 20,000	$ (13,000)	$ (993,907)	$ (720,764)

See accompanying independent accuontants' review report and notes to the financial statements

Mycroft AI, Inc
Statement of Cash Flows Reviewed
January through December 2017 (UNAUDITED)

	Jan - Dec 17
OPERATING ACTIVITIES	
Net Income	-979,832.86
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Receivable	-43,601.15
Due from CWC	-52,409.44
Employee Advance	-7,819.34
Inventory	5,825.20
Inventory:Add On Items	-1,494.00
Inventory:Device Components	-42,640.59
Inventory:Packaging	-997.40
Other Receivables	-2,993.52
Prepaid Expense:Prepaid Expense - API	-1,000.00
Short Term Bond #1 10% (deleted	19,539.00
Short Term Bond #2	-141,577.48
Accounts Payable	70,532.61
Accrued Payroll	-3,714.18
Deferred Revenue:Annual Premium Sales 19.99	294.83
Deferred Revenue:Annual Premium Service	1,631.76
Deferred Revenue:Basic 3-Pak	-5,482.00
Deferred Revenue:Basic 5-Pak	-499.00
Deferred Revenue:Basic Early Bird	-24,354.00
Deferred Revenue:Basic Regular	-774.00
Deferred Revenue:Extendable 3-Pak	-16,398.00
Deferred Revenue:Extendable 5-Pak	-5,235.00
Deferred Revenue:Extendable Early Bird	-31,605.00
Deferred Revenue:Extendable Regular Price	-56,225.00
Deferred Revenue:Half Price	-3,920.00
Deferred Revenue:Hardware Dev	-2,540.00
Deferred Revenue:Shipping and Delivery Inco{120}	-14,652.00
Deferred Revenue:Sticker	-10.00
Other Current Liabilities	-62.19
Payroll Liabilities:Federal Taxes (941/944)	125,059.49
Payroll Liabilities:Federal Unemployment (940)	-113.60
Payroll Liabilities:KCMO Withholding Tax	2,235.16
Payroll Liabilities:KS Income Tax	-976.59
Payroll Liabilities:KS Unemployment Tax	-1,141.14
Payroll Liabilities:MO Income Tax	864.00
Payroll Liabilities:MO Unemployment Tax	533.59
Net cash provided by Operating Activities	-1,215,551.84
INVESTING ACTIVITIES	
Accumulated Depreciation	29,330.45
Computers	-13,905.00
Furniture and Equipment	-1,629.38
Production Tooling	-2,144.67
Trade Show Assets	-2,102.84
Vehicles	-5,979.00
Patent Fees	-42,310.90
Deposits	-1,185.00
Premium Voices	-25,000.00
Premium Voices:Less Accumulated Amortization	1,666.65
Start Up Costs	-527,535.56
Start Up Costs:Accum Amort - Startup Costs	43,282.00
Net cash provided by Investing Activities	-547,513.25

See accompanying independent accountant's report and notes to the financial statements

Mycroft AI, Inc
Statement of Cash Flows Reviewed
January through December 2017 (UNAUDITED)

	Jan - Dec 17
FINANCING ACTIVITIES	
Series Seed	1,630,377.35
StarPower Convertable Series	7,195.73
500 Startups Equity	150,000.00
Jaguar Land Rover Equity	110,000.00
Treasury Stock	-13,000.00
Net cash provided by Financing Activities	1,884,573.08
Net cash increase for period	121,507.99
Cash at beginning of period	8,135.33
Cash at end of period	**129,643.32**

Mycroft AI, Inc
Statement of Cash Flows Reviewed
January through December 2016 (UNAUDITED)

	Jan - Dec 16
OPERATING ACTIVITIES	
Net Income	-14,074.19
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Inventory	-5,825.20
Other Receivables	3,127.56
Short Term Bond #1 10% (deleted	50,937.84
Accounts Payable	5,474.63
Accrued Payroll	3,762.93
Deferred Revenue:Basic 3-Pak	399.00
Deferred Revenue:Dev Kit	-5,345.00
Deferred Revenue:Extendable 3-Pak	4,788.00
Deferred Revenue:Extendable 5-Pak	2,010.00
Deferred Revenue:Extendable Regular Price	25,242.00
Deferred Revenue:Half Price	3,920.00
Deferred Revenue:Hardware Dev	-2,714.00
Deferred Revenue:Shipping and Delivery Inco{120}	2,556.00
Deferred Revenue:Sticker	-20.00
Other Current Liabilities	62.19
Payroll Liabilities:Federal Taxes (941/944)	9,245.08
Payroll Liabilities:Federal Unemployment (940)	133.48
Payroll Liabilities:KS Income Tax	4,501.00
Payroll Liabilities:KS Unemployment Tax	1,237.01
Net cash provided by Operating Activities	89,418.33
INVESTING ACTIVITIES	
Accumulated Depreciation	3,260.82
Computers	-2,859.25
Furniture and Equipment	-9,816.58
Production Tooling	-20,750.00
Deposits	-3,000.00
Start Up Costs	-493,064.34
Net cash provided by Investing Activities	-526,229.35
FINANCING ACTIVITIES	
Series Seed	60,513.65
StarPower Convertable Series	360,304.27
Founder Equity	3,657.72
Retained Earnings	-3,657.72
Techstars Equity	20,000.00
Net cash provided by Financing Activities	440,817.92
Net cash increase for period	4,006.90
Cash at beginning of period	4,128.43
Cash at end of period	**8,135.33**

Note 1 - Industry Operations

Mycroft AI Inc. (the "Company") was incorporated in 2015 as a Kansas Limited Liability Corporation Mycroft, LLC. All of the issued and outstanding stock in the Company was acquired by Mycroft AI Inc., a Delaware C-corporation at midnight on February 28, 2016.

The Company develops voice assistant software using an open source model and sells hardware reference devices to consumers and businesses globally. On a fully diluted basis the company is owned by Joshua Montgomery and Kristie Adair who jointly own 50.73%. Through an options plan the employees collectively have rights to 31.35% while Techstars owns 6%, Jaguar Land Rover has warrants for 3.13% and employees own another 3.61%. 4.69% of the company is in the company's unallocated option pool.

In addition to equity owners, the company has a SAFE instrument outstanding with 500 Startups for $150,000, $350,000 in convertible securities with various investors that convert at a $3,000,000 valuation cap and $1,996,486 in convertible securities with investors that convert at a $5,000,000 valuation cap. Significant investors in these convertible securities include Deep Space Ventures, TechNexus Venture Partners, Greenbice VC, T2M Capital, Kika Capital and Social Starts.

The Company is primarily involved in the development of software and electronics that convert human speech to machine readable form, processes it, and responds using speech synthesis technology. The company has shipped products to 56 countries and 38 states over the past two years. Most of the company's revenue, (61%), comes from the sale of smart speakers, while (23%) comes from startup pitch competitions and (16%) comes from the sale of recurring memberships, software licensing and other sources.

Since its inception the Company has participated in numerous startup accelerator programs and maintains close ties with Techstars, Sprint Accelerator, 500 Startups, Mass Challenge and PlugnPlay Ventures.

The Company works with Mozilla Corporation on speech recognition technology, was paid by Jaguar Land Rover for participating in idea sessions surrounding voice in Jaguar's product line and has a contract with Hewlett Packard to test voice technology.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates – The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents – Cash and cash equivalents consist of short-term highly liquid investments with original maturities of less than three months at the time of the purchase, including the Company's investment in money market funds. The carrying value of cash equivalents approximates fair value.

Fixed Assets – Fixed assets are recognized and subsequently measured at cost less accumulated depreciation and any accumulated impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset to prepare the asset for its intended use.

Depreciation commences when the assets are available for use and is expensed on an modified accelerated tax basis to depreciate the cost of these assets to their estimated residual value over their estimated useful lives. Depreciation methods, useful lives, and residual values are reviewed at each financial year end and are adjusted if appropriate.

Estimated useful lives are five years for furniture, computer hardware and software.

Note 3 - *Income Taxes*

Management believes the Company has no material unrecognized income tax benefits or significant tax positions.

Note 4 - *Commitments and Contingencies*

At December 31, 2017, there were no commitments or contingencies related to legal actions.

Note 5 - *Long Term Convertible Notes Payable*

The Company carries two series of Long Term Convertible Notes Payable, the Seed Series and the Star Power Series. The first of the Star Power Series Notes was issued in February, 2016 and the first Series Seed Note was issues October, 2016. The Notes mature on the second anniversary of the issuance and carry simple interest accrued at 5% per annum until paid or converted. The Holder must surrender the Note, along with other required documentation, in order to convert the note. The Company may not prepaid the Notes without the consent of the Majority Holders. Any payments made prior to the Maturity Date are first applied to the accrued interest and then to the principal. No payments have been made through December 2017. If the Company sells, the notes are immediately convertible.

Note 6 – Subsequent Events

The Company has evaluated subsequent events through May 15, 2018, the date the financial statements issued. No substantive changes have occurred to the operations or ownership structure of the Company to date.

Note 7 – Owners' Equity (Deficit)

The company has the following shares outstanding:

Common Voting Shares
There were 7,208,041 in common voting shares issued as of December 31, 2017 and 6,505,715 as of December 31, 2016. 6,445,715 of these shares are owned by the owners of the company.

Non-Voting Common Shares
There were 458,728 on non-voting common shares issued as of December 31, 2017 and 901,412 outstanding as of December 31, 2016. The December 31, 2016 outstanding balance reflects 98,784 shares that were purchased back from employees who left the company.

Note 8 – Subsidiary

Brass Cannon LLC, a Nevada company, was created in May 2018 with the sole purpose to conduct R&D and fundraising for alternative technologies regarding privacy and user agency. This is a wholly owned subsidiary of Mycroft AI Inc.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



Mycroft AI is pending **StartEngine Approval.**

PLAY VIDEO
mycroft·ai

0
Investors
$0.00
Raised of $10K - $1.07M goal

Mycroft AI

The Open Voice Assistant

Small OPO | Kansas City, MO | Technology | Accepting International Investment

Overview | Team | Terms | Updates | Comments | Share



mycroft·ai
THE OPEN VOICE ASSISTANT

Voice is the Future

Voice is coming to every device, every user and every household globally. Why? Because it is intuitive, simple and powerful. The voice market is growing exponentially. Smart speakers have already eclipsed smartphones as the fastest growing technology product ever.



Virtual Assistant Market
STATISTA, IDC (2017)
BILLIONS
$17
$13
$9
$4
$0
$1.6
$1.9
$3.0
$5.2
$8.6
$12.1
$15.8
2015
2016
2017
2018
2019
2020
2021
Total Market
Segment that cares about privacy
OUR MARKET
Apple HomePod segment
Voice is the fastest growing market in technology today
Statista. Size of the virtual digital assistant (VDA) market worldwide from 2015 to 2021.
URL: statista.com/statistics/589079/worldwide-virtual-digital-assistants-consumer-market
TechCrunch. Smart speakers top AR, VR and wearables to become fastest-growing consumer tech.
URL: techcrunch.com/2018/01/04/smart-speakers-top-ar-vr-and-wearables-to-become-fastest-growing-consumer-tech

Companies want voice technology, but fear Big Tech

This growth has caused problems for companies that don't have a voice solution. The companies that do have voice technology: Amazon, Google and Apple are competing head to head in nearly every major industrial vertical. Ten years ago Amazon sold books, now they sell cloud computing and space launch services. Google is building cars.

Big Tech is competing in every major vertical
Google
amazon
Microsoft
amazon
Google



AUTOMOTIVE
PUBLISHING
GAMING
MUSIC
RETAIL
TELECOM

Companies without a voice strategy have seen how Big Tech disrupts markets. They've learned from watching Apple eat the music industry and Amazon consume publishing. Smart companies do not want to send customer data to Silicon Valley anymore.

Consumers Want Privacy

Consumers are also waking to the importance of privacy. People have grown uncomfortable with pervasive surveillance from mobile phones, computers, and now, smart speakers. They want a to have a great experience without sacrificing privacy.

Meet Mycroft

Reference Devices
$179
$189

Enterprise Server License
$1,500
PER
MONTH

Mycroft is the solution for both industry and individuals. Our community is building the open source alternative to proprietary voice technologies like Alexa, Siri and Assistant. Mycroft inhabits the open source segment of this huge emerging market.

$1.16B[1]
VALUATION
$520.4M[2]
REVENUE
$1B[3]
ACQUISITION
$2.28B[4]
VALUATION
2B[5]
USERS
$28.86B[6]
VALUATION
Open Wins
Every time there's been a paradigm shift in technology an open player has played a significant role. Mycroft is the open technology that will benefit from the shift to conversational computing.
[1] blogs.wsj.com/venturecapital/2014/05/05/automattic-valued-at-1-16-billion-says-it-doesnt-need-ipo
[2] assets.mozilla.net/annualreport/2016/2016_Mozilla_Audited_Financial_Statement.pdf
[4] finance.yahoo.com/quote/MDB
[3] techcrunch.com/2008/01/16/sun-picks-up-mysql-for-1-billion-open-source-is-a-legitimate-business-model
[5] theverge.com/2017/5/17/15654454/android-reaches-2-billion-monthly-active-users
[6] finance.yahoo.com/quote/RHT



Our Vision: A voice assistant that runs *anywhere* and interacts *exactly* like a person

We started with a wireless speaker with a high quality microphone. This speaker is a reference device designed to give our developer community a foundation from which to innovate. We made it easy for people to get involved by releasing software for the Raspberry Pi and Linux. The company sold more than 2,000 Mark I reference devices. Then this year Mycroft took more than $450,000 in pre-orders for the Mark II.



Our recent crowdfunding campaign raised $450,000
INDIEGOGO
InDemand
KICKSTARTER
Project We Love

Mycroft is a software company

Don't mistake Mycroft AI Inc. for a device maker. Mycroft is a software platform that allows developers to add a voice assistant to anything.



Mycroft can be integrated into
ANYTHING
Hey Mycroft, scan and send the document to team.
Ok, sending it to your team. What do you want to name it?
Printers
Automotive
Retail
Consumer Products
Aviation
Virtual Reality
Home
Wearables
Robotics

Mycroft has raised more than $2,500,000 from institutional investors.

Mycroft has raised institutional funding from investors around the world. Through Kickstarter, Indiegogo and recurring payments the Mycroft community has been enormously supportive, but so far our equity offerings have been restricted to accredited investors. Through StartEngine we are changing that, we want to give our community the opportunity to own a piece of the technology company they are helping to build.



SOCIALSTARTS crowdfunder DEEP SPACE VENTURES

500 Northland AngelList T2M CAPITAL

TechNexus VENTURE COLLABORATIVE SIRI SOFTWARE KIKA CAPITAL MANAGEMENT techstars

Mycroft has real recurring revenue

For corporate customers Mycroft provides an enterprise server license for $1,500/month. We work with companies directly or through third party resellers. Mycroft helps brands deploy custom assistants.

Individual consumers support Mycroft through a $2/month premium membership fee.



Total Mycroft Accounts
18,000
13,500
9,000


4,500
0
Jun 2016
Dec 2016
Jun 2017
Dec 2017
Apr 2018

The Offering

$1.57/share of Non-Voting Common Stock.

We are offering $1,070,000 in common stock at a $19.9M pre-money valuation. Investors and supporters who participate will be on equal footing with company employees who own the same class of stock.

For members of the Mycroft community who believe in the future of voice and the power of open source this is an excellent opportunity to invest in a high risk, potentially high reward early stage technology company.


This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Summary** below.*


Join a community of thousands
of developers and backers
and invest in Mycroft!

Mycroft AI Inc has recently created a new R&D wholly-owned subsidiary, called Brass Cannon LLC. The purpose of this company is to separate the development of the open sourced Mykrosystem from Mycroft's central business. Mycroft AI Inc's role in Brass Cannon is limited to the company Manager being Joshua Montgomery, and if a project is identified to work on, Mycroft AI can be contracted for some or none of the work. This is an experiment in new technologies to see if privacy and user agency can be straightened with distributed ledgers. Currently, no development of this technology is underway.


September 2015
Mark I Kickstarter
Mycroft Mark I Kickstarter ends with $127,520 in funding from 1,120 backers.
January 2016
techstars
Techstars
Mycroft joins Techstars, one of the top global startup accelerators.
October 2016
$350K
$350K Angel Round
Mycroft Closes $350,000 in angel financing in an oversubscribed offering.
January 2017
JAGUAR
LAND ROVER
Jaguar Land Rover Investment
Jaguar Land Rover invests in Mycroft AI.
May 2017
500 startups
Top Company at 500 Startups
Mycroft completes the prestigious 500 Startups accelerator program as the number one startup according to MatterMark.
January 2018
$2M
$2M Seed Round
Mycroft announces a $2M investment from investors including Deep Space Ventures, Missouri Technology Corporation, Social Starts, Greenbice VC, TechNexus Venture Collaborative, and T2M Capital.
February 2018
KICK STARTER
Mark II Kickstarter
The Mycroft Mark II reaches more than 700% of its goal on Kickstarter.
June 2018
CROWD FUNDING
Equity Crowdfunding
Mycroft offers $1M in shares to investors through StartEngine.
December 2018
Mark II Delivery (ANTICIPATED)
Delivery of the Mark II to Kickstarter backers.
Jan 2019
Mark III Kickstarter (ANTICIPATED)
The Mycroft Mark III will go to Kickstarter.
February 2019
19.02
First Production Release (ANTICIPATED)
First production release of the Mycroft stack. Will include multiple languages, a world class user experience, customizable personality, skills store and more.
November 2019
Full Product Line In Stores (ANTICIPATED)
Mycroft plans to have a full product line in retail stores for Black Friday, 2019.

In the Press















































MIT Technology Review · ZDNet · Fast Company · Forbes · CBC · Inc.

SlashGear · Popular Science · TechCrunch · CIO · IEEE Spectrum · cnet

Forbes · hackster.io · psfk · Softpedia · Le Monde · mattermark

TechRepublic · Fossbytes · voicebot.ai · Digital Trends · Entrepreneur

SHOW MORE

Meet Our Team



Joshua Montgomery

CEO & Director

One of the few entrepreneurs in the United States to build a gigabit fiber network from scratch, Joshua brings more than 15 years of entrepreneurial experience to the Mycroft project. Joshua's previous project, Wicked Broadband, has been featured in Wired, ArsTechnica, and Forbes. He is a firm supporter of the open source movement and committed to an open future for AI. 2015 - Present - Mycroft AI Inc. Full Time 2018 - Present - Brass Cannon LLC Manager 2009 - Present - Captain (Reserve), United States Air Force 2006 - Present - Co-Owner, Wicked Broadband, Gigabit fiber-to-the-home ISP.





Steve Penrod

CTO

Steve brings over 20 years of product development experience to the Mycroft team. At Autodesk he developed CAD and GIS systems and explored touch and voice interfaces in their early days. At GNS Healthcare he built research tools to fight cancer and heart disease. Most recently he led Rhythm Engineering's development, convincing the traffic industry that real-time traffic optimization is possible, effective and safe. He wants to continue using his talents to build technology that makes a better world. 2016 - Present - Mycroft AI Inc. 2014 - 2016 - Owner, Penrod Development Group, Voice Assistant R&D





Kristie Adair

CFO & Director of Marketing

As an entrepreneur with over 10 years experience Kris has the ability to work in many situations. Kris has a strong social media presence and is responsible for leading Mycroft's marketing effort. She serves as the executive director of the Lawrence Center for Entrepreneurship where she helps entrepreneurs succeed by providing a makerspace, co-working environment and data center. 2016 - Present - Mycroft AI Inc. 2013 - 2017 - Member, USD497 School Board 2006 - Present - Co-Owner, Wicked Broadband, Gigabit fiber-to-the-home ISP.





Nate Tomasi

COO

Nate is a COO with experience leading two successful startups. He worked with Steve Penrod at Rhythm Engineering for three years before joining Captify Health which was then acquired by Continuum Health. Nate brings strong organizational and leadership skills to the Mycroft team where he is responsible for operations. 2017 - Present, Mycroft AI Inc. 2015 - 2017, Director of Operations, Captify Health, Medical Technology 2010 - 2015, VP Operations, Rythm Engineering, Traffic Engineering





Derick Schweppe

Chief Design Officer

Derick is a former industrial design instructor at the University of Kansas where he shared his passion for design with talented students. Derick's portfolio is filled with projects that help people develop emotional connections to the products they use every day. His artistic talents are responsible for giving Mycroft both form and functionality. 2015 - Present, Mycroft AI Inc. 2009 - 2017, Design Lecturer, The University of Kansas School of Design





Chris Veilleux

Lead Backend Developer

Chris brings over 2 decades of software engineering, SQL, and relational database design experience to the Mycroft team. At DST Systems Chris lead teams in software development, testing, and modernization. At BATS Chris designed, developed, and maintained software and database applications. Chris later joined Farmobile, where he lead efforts to re-architect the backend code base to improve maintainability. Chris brings a large wealth of backend development experience to the Mycroft team. Chris enjoys golfing and supporting his competitive cheerleading daughters.





Kathy Reid

Director of Developer Relations

Kathy works at the intersection of open source, emerging technologies and technical communities. At Mycroft, she is an advocate for the developer community, leading efforts to build processes, tools and documentation. Before Mycroft, she spent 20 years in leadership at Deakin University and is the current President of the not-for-profit organization Linux Australia, Inc.





Keith Ito

Software Engineer

Keith Ito is a former Googler and has been heavily involved in efforts surrounding machine learning for years.



Ake Forslund

Software Engineer

Ake is a talented developer with a background in embedded systems and software development processes. Known



Matheus Lima

Software Engineer

Matheus has been with Mycroft since the inception of the software team and is responsible for development efforts



Matthew Scholefield

Software Engineer

Matthew leads several efforts at Mycroft that make use of machine learning. Since he joined the team in 2016 as a summer

He was a member of the Google Maps team before joining Clarif.ai. He is responsible for Mycroft's speech synthesis efforts.

as the "Release King" at Mycroft, Ake is responsible for several important parts of the Mycroft stack including early work on speech synthesis and the company's continuous integration systems.

surrounding the company's cloud based software. A talented engineer, Matheus recently received his master's degree and is an integral part of the Mycroft team.

intern he's built both the company's machine learning based intent parser "Padatious" and the wakeword spotter "Precise". Matthew brings a commitment to hard work and a burning curiosity to the team.

Michael Nguyen

Software Engineer

Michael Nguyen has been leading Mycroft's efforts to introduce a crowd sourced machine learning solution to improve Mycroft's conversational skills. A recent college graduate, Michael has become a key member of the Mycroft team.

Eric Jurgeson

Business Analyst

A graduate of Loyota University, Eric joined the Mycroft team in 2016 as an executive assistant. After attending 500 Startups with the team, Eric was promoted to a business analyst position where he helps to track and communicate metrics.

David Smehlik

Designer

David is a talented designer with an eye for detail. As a member of the Mycroft team David has been responsible for the graphics and layout of most of Mycroft's public facing resources. David has also been instrumental in developing packaging, promotional materials and has recently taken a role in the design of the Mark II smart speaker.

John DeMaddalena

Executive Assistant

Johnny is Mycroft's newest team member. As Joshua's assistant he is responsible for tracking investor relationships, researching fundraising strategy, managing various schedules and interacting with both investors and team members on Joshua's behalf.

Darren Courtney

Production Manager

Darren Courtney leads Mycroft's production team. He takes orders from the customers, performs quality assurance and tracks outgoing shipments. He is also responsible for front line customer service where he interacts with customers to make sure any performance issues with Mycroft's hardware are addressed promptly.

Offering Summary

Maximum 681,528* shares of Non-Voting Common Stock ($1,069,998.96)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 6,370 shares of Non-Voting Common Stock ($10,000.90)

Company	Mycroft AI Inc.
Corporate Address	300 E 39th Street Kansas City, MO 64111
Description of Business	Mycroft AI provides an open alternative to Apple's Siri and Amazon Alexa. Voice is poised to be the next shift in human-machine interaction and Mycroft is positioned to be the voice platform of choice globally. Incumbent competitors like Apple, Google, and Amazon seem indestructible but historically, open alternatives become industry standards over closed ecosystems. This can be seen in embedded computing and servers (Linux), relational databases (MySQL), web content management (WordPress) and mobile operating systems (Android). Being the open alternative, Mycroft is available to both individual innovators who need a platform on which to build, and large enterprises that care about data privacy and vendor lock.
Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$1.57
Minimum Investment Amount (per investor)	$251.20

The 10% Bonus for StartEngine Shareholders

Mycroft AI Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Non-Voting Common Stock at $1.57 / share, you will receive 10 Non-Voting Common Stock bonus shares, meaning you'll own 110 shares for $157. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

Mycroft does not anticipate any irregular use of proceeds.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Mycroft AI to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

Voice is coming to every device, every platform and every household globally. Why? Because it is intuitive, simple and powerful.

And people around the world are discovering that power while companies everywhere are seeking intelligent agents to answer phones, control products and serve customers.

But solutions from Amazon, Google and others don't protect privacy. And businesses don't want to send customer data to Big Tech. They see the Silicon Valley giants as potential rivals.

That's because Big Tech is setting itself up to compete in every industry: retail, automotive, cloud computing, consumer products.....space launch. Name the industry and Big Tech is pursuing it.

At Mycroft we're solving this problem by building a voice assistant that is open source, runs anywhere and, eventually, will interact exactly like a person. We're building an open source AI that speaks so naturally that people won't be able to tell if they are talking to a person or a machine.

Sound impossible? Google just demonstrated a similar technology and soon we will too.

Mycroft is being designed to run anywhere – mobile, desktop, automotive or in our own smart speakers, the Mark I and the Mark II. It uses machine learning to get smarter over time and is already in use by tens of thousands of people around the world.

So how do we make money? By selling our reference speakers to consumers and enterprise software to companies. We're shipped to consumers around the world and to companies like Cisco, Spotify, Hewlett Packard and others.

We started the project in 2015 with a highly successful Kickstarter. Our success got us an invitation to join Techstars where we signed an agreement with Ubuntu.

After Techstars we raised a $350K Angel Round, won Techweek, took an investment from Jaguar Land Rover, joined 500 Startups, shipped our first Kickstarter, joined Mass Challenge, won Hello Tomorrow, raised $2M, partnered with KDE and Mozilla, then ran a second highly successful Kickstarter.

And our sales? Up 400% last year and this year we've already sold more product than all of our prior years combined.

And we've made tons of progress on the technology too. Just listen to how much our speech synthesis technology has improved over time.

Pope – Be a Voice, Not an Echo
Nancy – Be a Voice, Not an Echo

That is a lot of progress and we've got a great team to thank for it. Our team includes experienced tech executives and early employees from Autodesk, Rhythm, Google, Siri, Amazon, and the BATS stock exchange.

And we've taken quite a bit of venture funding over the past two years. We have investments from Deep Space Ventures, Greenbice VC, T2M Capital, TechNexus Venture Partners, Social Starts and Kika Capital.

But our past financings have all been closed to our community. Due to SEC regulations we were only able to accept money from "accredited investors".

As we move toward a future powered by voice we want to give our community a chance to benefit financially from our collaboration. We want Mycroft developers and enthusiasts to own the company they are passionate about.

So we put together this equity crowdfunding offering to give everyday people a chance to invest in Mycroft. Investors can put as little as $250 in the company.

If you believe in an open future for voice. If you want to make sure that everyone has access to this important technology, not just Big Tech. If you believe in an open internet, user agency and personal privacy, you are our kind of investor. Please consider investing in Mycroft today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

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- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:59 AM 02/01/2016
FILED 09:59 AM 02/01/2016
SR 20160499310 - File Number 5952797

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

The undersigned, a natural person, for the purpose of incorporating a corporation under the Delaware General Corporation Code, as amended and supplemented, hereby adopts the following Certificate of Incorporation:

ARTICLE I - NAME

The name of the Corporation is: Mycroft AI Inc.

ARTICLE II – REGISTERED OFFICE AND REGISTERED AGENT

The address of the principal office of the Corporation's registered office in the State of Delaware and the name of its registered agent at such address is:

National Registered Agents, Inc.
160 Greentree Drive, Suite 101, Kent County
Dover, DE 19904

ARTICLE III – INCORPORATOR

Jay E. Plotig
900 W. 48th Place, Suite 900
Kansas City, MO 64112

ARTICLE IV – NATURE OF BUSINESS

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Code.

In addition to the powers and privileges conferred upon the Corporation by law and those incidental thereto, the Corporation shall possess and may exercise all the powers and privileges which are necessary or convenient to the conduct, promotion or attainment of the business or purposes of the Corporation.

ARTICLE V – CAPITAL STOCK

The Corporation is authorized to issue two classes of stock to be designated Voting Common Stock ("Voting Common Stock") and Non-Voting Common Stock ("Non-Voting Common Stock"), each of which shall have a par value of $.00001 per share. The Voting Common Stock and Non-Voting Common Stock are sometimes collectively referred to herein as "Common Stock". The total number of shares of Common Stock that the Corporation is authorized to issue is 12,891,429 shares, of which 7,379,048 shares shall be designated "Voting Common Stock" and 5,512,381 shares shall be designated "Non-Voting Common Stock".

52284351.1

Any and all such shares may be issued for such consideration expressed in dollars, as shall be fixed from time to time by the Board of Directors of the Corporation. The consideration shall be paid, in whole or in part, in tangible or intangible property or benefit to the Corporation, including cash, services performed or other securities of the Corporation. The promissory note of a subscriber or an affiliate of the subscriber for shares shall not constitute consideration for the shares unless the note is negotiable, is not nonrecourse and is secured by collateral, other than the shares, having a fair market value at least equal to the principal amount of the note. Upon receipt of the consideration fixed by the Board of Directors, such shares shall be issued and deemed fully paid and nonassessable.

A. Voting.

1. Voting Common Stock. The holders of Voting Common Stock are entitled to one vote for each share of Voting Common Stock held at all meetings of stockholders (and written actions in lieu of meetings).

2. Non-Voting Common Stock. The Non-Voting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted; provided, that an amendment of this Certificate of Incorporation to increase or decrease the number of authorized shares of Non-Voting Common Stock (but not below the number of shares thereof then outstanding) may be adopted by resolution adopted by the Board of Directors of the Corporation and approved by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of Voting Common Stock of the Corporation and all other outstanding shares of stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law or any similar provision hereafter enacted, with such outstanding shares of Voting Common Stock and other stock considered for this purpose as a single class, and no vote of the holders of any shares of Nonvoting Common Stock, voting separately as a class, shall be required therefor.

B. Distributions. In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets and funds of the Corporation legally available for distribution, if any, shall be distributed pro rata among the holders of Common Stock.

ARTICLE VI– BOARD OF DIRECTORS

The number of directors which shall constitute the Board of Directors shall be fixed by, or in the manner provided in, the Bylaws of the Corporation.

ARTICLE VII– INTERESTED TRANSACTIONS

The following provisions are inserted as notice of the specific intent of the Corporation concerning the management of the business and the conduct of the affairs of the Corporation, and the same are in furtherance of, and not in limitation or exclusion of, the powers conferred by the laws of the State of Delaware.

A. Conflicting Interest Transactions With Directors. As used in this Section A, "Conflicting Interest Transaction" means any of the following:

1. Loans. A loan or other assistance by the Corporation to a director or officer of the Corporation or an entity in which a director or officer of the Corporation is a director or officer or has a financial interest;

2.   Guarantees. A guaranty by the Corporation of an obligation of a director or officer of the Corporation or of an obligation of an entity in which a director or officer of the Corporation is a director or officer or has a financial interest; or

3.   Contracts. A contract or transaction between the Corporation and a director or officer of the Corporation or between the Corporation and an entity in which a director or officer of the Corporation is a director or officer or has a financial interest.

No Conflicting Interest Transaction shall be void or voidable or enjoined, set aside, or give rise to an award of damages or other sanctions in a proceeding by a shareholder or by or in the right of the Corporation, solely because the Conflicting Interest Transaction involves a director or officer of the Corporation or an entity in which a director or officer of the Corporation is a director or officer or has a financial interest or solely because the director is present at or participates in the meeting of the Corporation's Board of Directors or of the committee of the Board of Directors which authorizes, approves or ratifies the Conflicting Interest Transaction or solely because the director's vote is counted for such purpose if:

(a)   Votes by Directors on Known Conflicting Interest Transactions. The material facts as to the director's relationship or interest and as to the Conflicting Interest Transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes, approves or ratifies the Conflicting Interest Transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors are less than a quorum; or

(b)   Votes by Stockholders on Known Conflicting Interest Transactions. The material facts as to the director's relationship or interest and as to the Conflicting Interest Transaction are disclosed or are known to the stockholders entitled to vote thereon, and the Conflicting Interest Transaction is specifically authorized, approved or ratified in good faith by a vote of the disinterested stockholders.

Interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes, approves or ratifies the Conflicting Interest Transaction.

ARTICLE VIII– INDEMNIFICATION AND LIMITATION ON LIABILITY

(a)   The Corporation shall indemnify and protect any director, officer, employee or agent of the Corporation, or any person who serves at the request of the Corporation as a director, officer, employee, member, manager or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent permitted by the laws of the State of Delaware.

(b)   The stockholders, officers, directors, employees and agents of the Corporation shall not be personally liable for the payment or performance of the debts or other obligations of the Corporation.

(c)   Without limiting the generality of the foregoing provisions of this Article VIII, to the fullest extent permitted or authorized by the laws of the State of Delaware, no director of the Corporation shall be personally liable to the Corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director. Any repeal or modification of the limitation of liability provided by the immediately preceding sentence shall not adversely affect any right or protection of a director of the Corporation existing hereunder with respect to any act or omission occurring prior to or at the time of such repeal or modification. If the Delaware General Corporation Code is amended after the effective date of this Certificate of Incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation automatically shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Code, as so amended.

ARTICLE IX – BOOKS AND RECORDS

The books and records of the Corporation may be kept (subject to any provision contained in the statutes of the State of Delaware) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE X – STOCKHOLDER MEETINGS

Meetings of stockholders may be held within or without the State of Delaware as the Bylaws may provide.

ARTICLE XI – STOCKHOLDERS OF RECORD

Except as may be otherwise provided by statute, the Corporation shall be entitled to treat the registered holder of any shares of the Corporation as the owner of such shares and of all rights derived from such shares for all purposes, and the Corporation shall not be obligated to recognize any equitable or other claim to or interest in such shares on the part of any other person, including, but without limiting the generality of the term "person", a purchaser, pledgee, assignee or transferee of such shares, unless and until such person becomes the registered holder of such shares. The foregoing shall apply whether or not the Corporation shall have either actual or constructive notice of the claim by or the interest of such person.

ARTICLE XII – BYLAWS

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

ARTICLE XIII – EXISTENCE

The Corporation is to have perpetual existence.

ARTICLE XIV – BUSINESS COMBINATIONS

The Corporation expressly elects not to be governed by Section 203 regarding business combinations with interested stockholders under the Delaware General Corporation Code.

ARTICLE XV – COMPROMISE WITH CREDITORS

Whenever a compromise or arrangement is proposed between this Corporation and its creditors or any class of them or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporation under Section 291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under Section 279 of Title 8 of the Delaware Code order a meeting of the creditors or class of creditors, or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing ¾ in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to any reorganization of this Corporation as consequence of such compromise or arrangement, the said compromise or arrangement and the said reorganization shall, if sanctioned by the court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders, of this Corporation, as the case may be, and also on this Corporation.

ARTICLE XVI- EXCLUDED OPPORTUNITY

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of Preferred Stock or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE XVII – AMENDMENTS

From time to time any of the provisions of this Certificate of Incorporation may be amended, altered, changed or repealed, and other provisions authorized or permitted by the Delaware General Corporation Code at the time in force may be added or inserted in the manner and at the time prescribed by the Delaware General Corporation Code and this Certificate of Incorporation, and all rights at any time conferred upon the stockholders of the Corporation by this Certificate of Incorporation are granted subject to the provisions of this Article.

Any person, upon becoming the owner or holder of any shares of stock or other securities issued by the Corporation, does thereby consent and agree that (i) all rights, powers, privileges, obligations or restrictions pertaining to such person or such shares or securities in any way may be altered, amended, restricted, enlarged or repealed by legislative enactments of the State of Delaware or of the United States hereinafter adopted which have reference to or affect corporations, such shares, securities, or persons and (ii) the Corporation reserves the right to transact any business of the Corporation, to alter, amend or repeal this Certificate of Incorporation, or to do any other acts or things as authorized, permitted or allowed by such legislative enactments.

52284351.1

I, the undersigned, do make, file and record this Certificate of Incorporation, and do certify that the facts herein stated are true as of this 29th day of January, 2016.



Jay E. Pietig, Incorporator

Delaware



The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "MYCROFT AI INC.",

FILED IN THIS OFFICE ON THE SIXTH DAY OF FEBRUARY, A.D. 2017,

AT 3:54 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

KENT COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5952797 8100

SR# 20170680388

Authentication: 201994161

Date: 02-07-17

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 03:54 PM 02/06/2017
FILED 03:54 PM 02/06/2017
SR 20170680388 - File Number 5952797

CERTIFICATE OF AMENDMENT TO THE CERTIFICATE OF INCORPORATION OF MYCROFT AI INC.

Mycroft AI Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "**Corporation**"), does hereby certify that:

FIRST: The original name of this Corporation was "Mycroft AI Inc." and the date of filing of the original Certificate of Incorporation of this Corporation with the Secretary of State of the State of Delaware was February 1, 2016.

SECOND: The Board of Directors of the Corporation, acting in accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, adopted resolutions to amend the Corporation's Certificate of Incorporation as follows:

The first paragraph of Article IV – CAPITAL STOCK of the Corporation's Certificate of Incorporation shall be amended and restated in its entirety to read as follows:

> "The Corporation is authorized to issue two classes of stock to be designated Voting Common Stock ("Voting Common Stock") and Non-Voting Common Stock ("Non-Voting Common Stock"), each of which shall have a par value of $0.00001 per share. The Voting Common Stock and Non-Voting Common Stock are sometimes collectively referred to herein as "Common Stock". The total number of shares of Common Stock that the Corporation is authorized to issue is 13,512,381 shares, of which 8,000,000 shares shall be designated "Voting Common Stock" and 5,512,381 shares hall be designated "Non-Voting Common Stock"."

THIRD: Thereafter, pursuant to a resolution by the Board of Directors of the Corporation, this Certificate of Amendment was submitted to the stockholders of the Corporation for their approval in accordance with the provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware. Accordingly, said proposed Certificate of Amendment has been duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

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141356601 v1

IN WITNESS WHEREOF, Mycroft AI Inc. has caused this Certificate of Amendment to its Certificate of Incorporation to be signed by its President and Chief Executive Officer this ___2___ day of _____February_____, 2017.

MYCROFT AI INC.

By: _____

Joshua Montgomery
President and Chief Executive Officer